Mail Stop 4561

December 24, 2008

Chrissy Albice, President
PR Complete Holdings, Inc.
11693 San Vincente Blvd. #431
Los Angeles, CA 90049

> Re: **PR Complete Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2008**
> **File No. 333-155178**

Dear Ms. Albice:

We have reviewed the above-captioned filing and your responses to our letter dated December 3, 2008, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 14

1. We note your response to comment 2 of our letter dated December 3, 2008, and your disclosure on page 14 that you believe you can satisfy your cash requirements for the next twelve months with your current cash and expected revenues. Please reconcile this disclosure with your statement on page 13 that: "We do not expect to be able to satisfy our cash requirements to continue to operate over the next twelve months unless we obtain additional funding or our revenues significantly improve." Please revise your disclosure to indicate the period of planned operations that your existing capital resources will enable you to fund without factoring in projected revenues for which you lack enforceable contractual rights. If your existing and contractually committed capital resources are not sufficient to fund a minimum of twelve months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of twelve months. In addition, please tell us the basis for your management's belief that you will be able to acquire equity funding through a PIPE or secondary offering, the current rate you are using capital in operations, and whether the rate at which cash has been used in operations in recent periods is consistent with your expectations regarding your capital requirements for the next twelve months.

Chrissy Albice
PR Complete Holdings, Inc.
December 24, 2008
Page 2

Signatures

2.   We note that in response to comment 3 of our letter dated December 3, 2008 you
have revised the signature page to disclose that Ms. Albice is also the principal
accounting officer of the Company. Despite the fact that you have listed Ms.
Albice's various titles, Ms. Albice has still only signed the amended registration
statement on behalf of the Company. Please file an amended registration
statement with a separate signature block for Ms. Albice to sign the registration
statement in her capacity as the Company's principal executive officer, principal
financial officer, principal accounting officer, and director. See paragraph 1 of
Instructions to Signatures for Form S-1. The second signature block and her
signature should be preceded by the text specified by Form S-1: "Pursuant to the
requirements of the Securities Act of 1933, this registration statement has been
signed by the following persons in the capacities and on the dates indicated."

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you
have further questions, you may contact me at (202) 551-3462. If you thereafter require
additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at
(202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin LLP